Exhibit A

F9 INVESTMENTS, LLC

2350 WO Smith Drive

Lawrenceburg, TN 38464

CONFIDENTIAL

November 14, 2023

Nancy M. Taylor

Chairperson of the Board

LL Flooring Holdings, Inc.

4901 Bakers Mill Lane

Richmond, VA 23230

Charles Tyson

Chief Executive Officer

LL Flooring Holdings, Inc.

4901 Bakers Mill Lane

Richmond, VA 23230

Dear Ms. Taylor and Mr. Tyson:

On behalf of F9 Investments, LLC, together with Thomas D. Sullivan and Jason Delves (collectively, “we” or “F9 Investments”), we are writing today to reiterate our strong interest in pursuing an all-cash acquisition of LL Flooring Holdings, Inc. (the “Company” or “LL”) by an affiliate of F9 Investments. As current shareholders, we are dismayed to see third quarter results continue the pattern of declining sales, transaction volume and earnings, concurrent with significant negative free cash flow and a nearly 100% increase in leverage. As shown in the attached charts, while LL’s peers have created significant value for shareholders, LL has generated substantial shareholder losses of 62% over the last twelve months, 89% over the past three years and 77% over the past five years. We believe our offer has strategic logic and presents your shareholders with immediate liquidity at a considerable and meaningful value for their shares.

We are prepared to offer $3.00 per share in cash for all of the issued and outstanding shares of common stock of the Company not owned by F9 Investments or its affiliates. Our offer is subject to confirmatory due diligence, including confirming the value and/or useful life of the current inventory, and to reviewing any potential off-balance sheet liabilities, including but not limited to the potential for future negative rulings related to antidumping and countervailing duties investigations, litigation liabilities and other commitments.

We believe our offer represents a compelling opportunity that your shareholders will find attractive, especially in light of the Company’s deteriorating financial condition and declining stock price which, we believe, reflects the market’s lack of confidence in the current Board’s strategy.

Despite LL’s substantial three-year decline in sales and earnings, we believe that a sale of the Company to F9 Investments is the most logical and strategic approach. We believe that our knowledge of the hard-surface flooring market positions us uniquely to address the Company’s declining performance and represents the best means for LL shareholders to maximize the value of their shares.

Our offer is not contingent on financing and we want to make clear that we have the financial ability to consummate a transaction. We plan to fund the acquisition through cash on hand and borrowing under our existing revolving credit facility. Upon request, we will provide proof of funds evidencing that we have sufficient capital to complete this proposed transaction.

On May 26, 2023, F9 Investments presented the Board of Directors of the Company with a cash offer of $5.76 per share, which at that time represented a premium of over 100% of the stock’s 52 week low of $2.75. The Board of Directors summarily rejected this proposal. We withdrew this offer following LL’s continued underperformance in the quarter ended June 30, 2023, in which LL reported a $1.35 net loss per common share, continued deterioration of operations and increasing selling, general and administrative (SG&A) expenses. LL’s downward trajectory continued into the following quarter ended September 30, 2023, with negative 20% year-over-year net sales growth, an additional net loss per share of $1.25 and a $37M increase in total debt (from $40M as of June 2023 to $77M as of September 2023). The challenging macroeconomic and retail environment, coupled with LL’s sustained net sales declines, collective losses and increased leverage, have put LL in an even more precarious financial position than at the time of our previous offer, resulting in our revised proposal.

On August 14, 2023, the Company announced that the Board of Directors was initiating an exploration of “strategic alternatives” whereby the Board would consider a wide range of options for the Company including, among other things, “a potential sale, merger or other strategic transaction.” Despite our attempts to discuss a potential transaction, you refused to allow confirmatory due diligence that may have enabled us to resubmit our original offer unless and until we agreed to a “standstill agreement” that would have prevented us from nominating a slate of candidates for election to the Board of Directors at the next annual meeting of shareholders. Given the Board of Directors’ track record and repeated history of refusing to meaningfully engage with us, we were and continue to be unwilling to enter into a standstill agreement which prevents us from nominating candidates at the upcoming annual meeting.

In an effort to move forward with our offer, we are prepared to enter into a reasonable confidentiality agreement that would enable us to engage in confirmatory due diligence.

We and our advisors stand ready to move expeditiously and, assuming appropriate engagement from the Company, complete our confirmatory due diligence and get to a signed transaction in 30 days. To that end, we are committed to work collaboratively with the Company, its management and its Board of Directors. Of course, if, as a result of our confirmatory due diligence, we find evidence of significant additional value inherent in the Company based on matters we are not aware of, we may be willing to upwardly adjust the offer price.

It is Mr. Sullivan’s current intent to nominate a slate of qualified candidates for the election to the Board of Directors of the Company at the Company’s 2024 annual meeting, and accordingly, Mr. Sullivan has submitted a Notice of Stockholder Nominations to the Company. Given the Company’s declining performance and the Board of Directors’ refusal to meaningfully engage with us to maximize shareholder value, we view the nomination and election of our nominees as essential for the Company to bring the much-needed accountability, oversight and shareholder alignment to the boardroom to drive value for the benefit of all shareholders.

This proposal presents a non-binding offer and does not represent or create any legally binding or enforceable obligations. No such obligations will arise unless and until both parties (or their affiliates) execute mutually acceptable written definitive documentation with respect to a transaction. We reserve the right to withdraw or modify our proposal at any time.

We strongly urge the Board of Directors to engage with us regarding this proposal. We believe our proposal provides the Board of Directors the ability to attain the highest possible price for the Company’s shareholders.

Very truly yours,

/s/ Thomas D. Sullivan

Thomas D. Sullivan
As President of F9 Investments, LLC

LL HAS SIGNIFICANTLY UNDERPERFORMED ITS PROXY PEER GROUP AND THE BROADER MARKET â–ª While its proxy peers and the market as a whole have created significant value for shareholders, LL has generated substantial shareholder losses over the past year (62%), three years (89%) and five years (77%) Shareholder Return (% Change) (a) 1 Year 3 Years 5 Years 11/14/22—11/13/23 11/13/20—11/13/23 11/14/18—11/13/23 Peer Group (b) (3.8%) 8.3% 75.4% S&P Retail Select Industry Index (c) (7.9%) 10.6% 27.4% S&P 500 Index 11.5% 23.1% 63.3% Russell 2000 Index (8.4%) (2.2%) 13.5% Mean (excl. LL Flooring) (2.1%) 9.9% 44.9% Median (excl. LL Flooring) (5.9%) 9.5% 45.3% LL was dropped from major indices in June 2023, including the Russell 2000 Index and Russell 3000 Index Source: Capital IQ as of November 13, 2023. a) Excludes dividends / dividend reinvestment. b) Peer Group identified by LL in their 10-K for the period ending December 31, 2022. Peer Group returns are market-cap weighted and include The Home Depot, Inc., Lowe’s Companies, Inc., Floor & Decor Holdings, Inc., Tile Shop Holdings, Inc., The Sherwin-Williams Company, Hibbett Sports, Inc. and Haverty Furniture Companies, Inc. c) Effective December 31, 2022, LL elected to use the S&P Retail Select Industry Index as its new Published Industry Index in lieu of the previous Peer Group.

UNFOUNDED OPTIMISM DESPITE CONSISTENT & DRASTIC SHARE PRICE DECLINES HAS ERODED MANAGEMENT'S CREDIBILITY



3/2/21: "We see substantial opportunity ahead to continue to evolve our Company and increase shareholder value over the long term." – Charles Tyson
5/5/21: "We will continue to pursue gross margin rate mitigation strategies and disciplined expense management to optimize profitability." – Charles Tyson
8/3/22: "We feel good about the strength in home remodel trends as well as the demand for hard-surface flooring over the medium to long term. We remain committed to investing in our six strategic pillars that will position us for long-term growth." – Charles Tyson
11/3/21: "The capabilities we are building and the investments we are making in [our] multi-year strategies will position LL Flooring to grow faster and gain market share." – Charles Tyson
5/4/22: "We are excited about our 6 strategic growth drivers… [which] will position us for accelerated top line and profitability growth over the next 3 years." – Charles Tyson
5/8/23: "Looking beyond 2023, the medium to long-term outlook for repair and remodel spending remains strong and we remain confident in the long-term fundamentals of our business." – Charles Tyson
11/8/23: "I believe that we are seeing promising signs that our strategic initiatives are starting to improve our capabilities, and this gives us confidence that we will return to growth…" – Charles Tyson
11/2/20: "[We] believe all of our actions are repositioning the Company for long-term success." – Charles Tyson
8/4/21: "As we look ahead, we are encouraged by the increasing traction we are gaining on our transformation that will position us well for sustainable long-term growth." – Charles Tyson
2/23/22: "We are excited to share today our target for $1.5 billion in net revenue with expanded operating margin by 2024. Our balance sheet is strong, with no debt… which enables us to invest in our organic growth" – Charles Tyson
3/1/23: "We believe we are successfully gaining traction on several of our operating strategies… which gives us confidence in achieving long-term sustainable growth." – Charles Tyson
8/9/23: "The work we are doing on our initiatives give us confidence that we will return to growth and drive long-term shareholder value." – Charles Tyson
11/2/22: "We are confident in our long-term growth strategies and our unique positioning in the marketplace." – Charles Tyson
Current 11/13/23 $2.82
High 12/22/20 $34.84
Low 10/5/23 $2.74
$34.84
$2.82
$2.74
$35
30
25
20
15
10
5
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Jul-20
May-21
Mar-22
Jan-23
Nov-23

Source: Capital IQ and other publicly available information as of November 13, 2023.